October 22, 2019

VIA EDGAR TRANSMISSION

Ms. Elisabeth M. Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On August 30, 2019, the Registrant, on behalf of its series, Catalyst IPOX Allocation Fund (to be named “Catalyst Enhanced Core Fund” aka the “Fund”) filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on October 10, 2019, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

Comment 1: Please ensure that the Fund’s new name is updated on EDGAR.

Response: The Fund’s name will be updated on EDGAR.

Prospectus

Fee Table

Comment 2: Please explain supplementally why expenses in the fee table are estimated given that the Fund is not a new fund.

Response: The Registrant will provide actual expenses and remove the footnote when it files the definitive prospectus.

Comment 3: Please revise the last sentence of footnote 2 to the Fee Table to clarify that the fee waivers and expense reimbursements are subject to possible recoupment so long as the recoupment does not cause the Fund’s expense ratio to exceed the lesser of the Fund’s expense limitation at the time of the waiver and the Fund’s expense limitation at the time of recoupment.

Response: The Registrant has amended its disclosures to state the following:

Ms. Elisabeth M. Bentzinger

October 22, 2019

Fee waivers and expense reimbursements are subject to possible recoupment by the Advisor from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) so long as such recoupment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed ~~both~~ the lesser of: (i) the Fund’s expense limitation at the time such expenses were waived and (ii) the Fund’s current expense limitation at the time of recoupment.

Principal Investment Strategies

Comment 4: In the first sentence of the second paragraph under the heading “Principal Investment Strategies,” please re-cast the phrase “while also maintaining notional exposure to the Index providing the Fund with economic exposure to the Index in an amount up to the value of the Fund’s net assets” in plain English.

Response: The Registrant has amended its disclosures to state the following:

Under normal market conditions, the Fund expects to be fully invested in a portfolio of fixed income securities while also maintaining ~~notional exposure to the Index providing the Fund with~~ economic exposure to the Index in an amount up to the value of the Fund’s net assets.

Comment 5: The Fund discloses that the fixed income securities in which it may invest includes residential mortgage backed securities (“RMBS”) and commercial mortgage backed securities (“CMBS”). Given the liquidity profile of these investments, if the amount of these investments is significant, please explain how the Fund determined that its investment strategy is appropriate for an open-end structure. In your response, please include general market data on the types of investments and information concerning the relevant factors referenced in the adopting release for Rule 22e-4.

Response: The Registrant has amended its disclosures to state the following:

The fixed income securities in which the Fund may invest, directly or indirectly through investment in other mutual funds and ETFs, includes corporate bonds; convertible bonds; municipal securities; U.S. Government securities; ~~agency and-non agency residential mortgage backed securities (“RMBS”) and commercial mortgage backed securities (“CMBS”);~~ and preferred debt securities. The Fund may invest, indirectly through mutual funds and ETFs, in agency and non-agency residential mortgage backed securities (“RMBS”) and commercial mortgage backed securities (“CMBS”).

Ms. Elisabeth M. Bentzinger

October 22, 2019

Comment 6: In the third paragraph under the heading “Principal Investment Strategies,” the Fund discloses that it may “invest in securities of any credit quality.” Please clarify whether the Fund may invest in securities that are in default.

Response: The Registrant has amended its disclosures to state the following:

The Fund may invest in securities of any credit quality (including high yield and non-investment grade bonds (including below investment grade bonds, i.e., “junk” bonds) and without regard to maturity or duration.

Comment 7: Please disclose any criteria as to duration that the Fund might use with respect to its investments in fixed income securities.

Response: The Registrant refers to its response to Comment 6 and states that the Fund invests in fixed income securities without regard to duration.

Principal Risks of Investing in the Fund

Comment 8: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order Defined Risk’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The prospectus and statement of additional information in the Registration Statement included only the Fund. However, the Fund is part of a larger fund complex and the Registrant intends to file a combined prospectus and statement of additional information that includes the Fund and eight other funds. Therefore, disclosing the Fund’s most relevant risks ahead of other risks in the combined prospectus’s Item 9 disclosures is not possible. Furthermore, disclosing the Fund’s risks in order of relevance in only its Item 4 disclosures would be inconsistent with the Item 9 disclosure and could confuse investors.

Although the Registrant maintains its position that the materiality of each risk is dynamic, the Registrant will take the Staff’s position into consideration when preparing future filings.

Ms. Elisabeth M. Bentzinger

October 22, 2019

Additional Information about the Fund’s Principal Investment Strategies and Related Risks

Comment 9: The Staff notes that the Registrant’s Item 4 disclosures are nearly identical to its Item 9 disclosures. Please consider whether the Registrant’s Item 4 disclsoures can summarize its Item 9 disclosures. See IM Guidance Update No. 2014-08, “Guidance Regarding Mutual Fund Enhanced Disclosure.”

Response: The Registrant has amended its Item 4 disclosures in the Prospectus as follows:

The Fund seeks to achieve its investment objective by investing in futures contracts on the S&P 500 Index (the “Index”) (“Index Futures”). Through its investment in Index Futures, the Fund attempts to provide a return (before fees and expenses) that approximates the performance of the Index. The Fund also invests, directly or indirectly through investment in other mutual funds and exchange traded funds (“ETFs”), in a portfolio of ~~actively managed~~ fixed income securities and ~~will~~ engages in short-term trading of the equity securities of initial public offerings of US companies (“IPOs”) with the objective to provide additional return over the long term. The U.S. Treasury securities held in the fixed income component of the portfolio ~~will~~ serve as margin or collateral for the Fund’s futures investments.

Under normal market conditions, the Fund expects to be fully invested in a portfolio of fixed income securities while also maintaining ~~notional exposure to the Index providing the Fund with~~ economic exposure to the Index in an amount up to the value of the Fund’s net assets. ~~As a result, the Fund’s total investment exposure (direct investments in fixed income securities, initial public offerings, plus notional exposure to the Index) will typically be equal to approximately 200% of the Fund’s net asset value.~~ The Fund could lose money on its investments in fixed income securities, initial public offerings, and its exposure to the Index at the same time.

The fixed income securities in which the Fund may invest, directly or indirectly through investment in other mutual funds and ETFs, includes corporate bonds; convertible bonds; municipal securities; U.S. Government securities; ~~agency and non-agency residential mortgage backed securities (“RMBS”) and commercial mortgage backed securities (“CMBS”)~~; and preferred debt securities. The Fund may invest, indirectly through mutual funds and ETFs, in agency and non-agency residential mortgage backed securities (“RMBS”) and commercial mortgage backed securities (“CMBS”). The Fund’s investment adviser, Catalyst Capital Advisors LLC (“Catalyst” or the “Advisor”) utilizes fundamental analysis to evaluate investments ~~for inclusion in the Fund’s portfolio~~. The Advisor has broad discretion in ~~the purchase of~~  purchasing fixed income securities for the Fund’s portfolio ~~and selects for investment those securities~~ that it believes offer the best alpha generating opportunities. Alpha is the excess return of an investment relative to the return of a

Ms. Elisabeth M. Bentzinger

October 22, 2019

benchmark. The Fund may invest in securities of any credit quality (including high yield and non-investment grade bonds (including below investment grade bonds, i.e., “junk” bonds) and without regard to maturity or duration. The Fund’s portfolio ~~will~~ also actively engages in short-term trading equity securities of IPOs. The Fund attempts to purchase the securities directly from underwriters prior to trading on the public exchanges and sell the securities once the securities commence trading ~~on a public exchange~~.  The Advisor evaluates and selects IPOs for the Fund’s portfolio based on the pedigree of the investment banks underwriting the IPO, the size of the IPO, the business model of the company, and the financial performance of the company prior to the IPO.

Comment 10: In the Risk Chart on page 14 of the Prospectus, please conform the table to the underlying risk disclosure for “Municipal Security Risk.”

Response: The Registrant has amended the Risk Chart to refer to “Municipal Security Risk.”

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser